NSAR SUBITEM 77Q1 Exhibit
LMP Real Estate Income Fund Inc. (RIT)


Copies of any material amendments to the registrant's charter or by-laws

The relevant section in each fund's bylaws is replaced with the following

For RIT, the amendment is as follows
Section 1. Annual Meetings. The annual meeting of the stockholders of the Corporation shall be held on a date following the end of the Corporation's fiscal year as fixed from time to time by the Board of Directors. An annual meeting may be held at any place in or out of the State of Maryland and at any time, each as may be determined by the Board of Directors and designated in the notice of the meeting. Any business of the Corporation may be transacted at an annual meeting without the purposes having been specified in the notice unless otherwise provided by statute, the Corporation's Charter, as amended, supplemented or corrected from time to time (the
"Charter"), or these By-Laws.